Mail Stop 20549-4561

Via U.S. Mail and Facsimile (818) 907-658

May 23, 2006

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
Schedule 14A, amendment number 3
Filed on April 25, 2006
File Number 0-22451
Schedule 13E-3, amendment number 3
Filed on April 25, 2006
File Number 5-52551

Dear Mr. Ray:

        We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an analysis of why, under Georgia law, you believe you can treat similarly-situated shareholders differently, based upon family connections.

2. If different than the above, please explain to us how the formation of the interim company serves to facilitate the reorganization. We note that CBC Holding Company will be the surviving company. Please explain to us how shareholders who are not in one of the 70 families will be cashed out of the company, if CBC Holdings is the survivor.

3. It appears to the staff that absent appropriate genealogical disclosure, it will be difficult for shareholders to determine their status as a member of a family group. Absent fully disclosing to all shareholders whether each shareholder, by name, has been assigned to a family group and, if so, to which family group they belong, please explain to the staff how you plan to ensure that each shareholder is designated properly as either a member or non-member of an eligible family group. In that regard, please also explain the exact steps that the company will take when contacted by shareholders about their status as a family group member.

4. If you wish to cover your proxy materials with a letter to each shareholder who is a member of a family group, we believe you also need to provide a similar letter to shareholders who you believe are not members of a family group. Please revise your materials so that you provide all shareholders with essentially the same information.

5. It appears that each family group must be initiated and put forward by a specific member of that family group. If you have already contacted holders seeking this election, please disclose who made the election for each family group, how it was done and what information was provided to shareholders from whom elections were sought. If this will be done in the future, please explain to us how it will be done and explain why you believe your current determination as to the 70 largest family groups is accurate given the absence of any election.

6. We presume that some shareholders will be family members of more than one group. Please explain how it was determined to which family group these shareholders belong, disclose whether or not they can change their assignment and disclose whether shares of over-lapping holders were counted for more than one family group.

7. If shareholders are only assigned to one family group, it appears possible that a shareholder whose initial family group loses its eligible family group status for this transaction may be a member of a different eligible family group. Please address this where appropriate.

Summary Term Sheet, page 4

8. In the Summary, please augment the information to disclose:

    - how membership to one of the 70 family groups was determined and any limitations of that methodology;

    - if one of the 70 family groups loses its family group status, no additional family group will be created to take its place;

    - a shareholder not identified as a member of one of the 70 family groups may seek to be included in an existing family group if he or she believes that they too are qualified to be included within one of the 70 family groups.

Alternative Considerations, page 15

9. As previously requested in our prior comment number 20, please disclose when the two inquiries referenced in the second full paragraph on page 32 took place. Please also explain why it was determined that selling the company was not in the best interest of its shareholders.

Reasons for the Reorganization, page 18

10. We note that you discuss the effects of Subchapter S election by the company beginning on page 23, but make no reference to it here as being a reason for the reorganization. Please revise this section as appropriate. Provide quantification to the extent feasible, as you do on page 18 regarding Exchange Act savings.

11. Any new disclosure about the effects of Subchapter S status needs to make clear that the tax savings to the company will become a tax liability to its shareholders, and that the only tax advantage will be the elimination of double taxation on dividends, which the company does not appear to have a history of paying. Please also revise your summary disclosure to present this situation in a balanced manner. We note, for example, the last sentence of the second paragraph on page 14.

Potential Disadvantages of the Reorganization, page 19

12. Here or under other appropriate heading, please disclose the potential disadvantage that, while the company intends to make distributions in an amount equal to the taxes owed by shareholders, there is no guarantee that it will do this and in fact, may not be allowed to do so. We note the related disclosure at the bottom of page 24 at Dividends.

Effect of Subchapter S election on the company and its shareholders, page 23

13. We note that the company intends to provide a distribution equal to the tax liability faced by remaining shareholders. Please describe the mechanics of this distribution where appropriate. If the distribution will be made equally per share, disclose that shareholders will be effected differently depending on their personal tax rate. As warranted disclose this differing shareholder treatment in the bullet item section on page 23 and other points where you discuss the impact of the transaction on shareholders.

Pro Forma Effect of the Reorganization Plan, page 27

14. Please revise this table to show unadjusted values, adjustments and the pro forma figures. Please also reconcile this information with the pro forma information on page 67.

Going Concern Value, page 30

15. We note the sentence in this section, "In the opinion of Southard Financial, and in the opinion of the board, the valuation conclusion derived by Southard Financial represents 'going concern value,' although it is not labeled as such." Please clarify, if true, that the board's "valuation conclusion" referred to is the ultimate conclusion that $17.80 is a fair price. It is also unclear to us the basis for the statement in the proxy statement that in the opinion of Southard Financial, Southard Financial's conclusion represents a going concern value. Please advise.

Earnings, page 30

16. Under "Earnings" on page 30, please disclose the company's 2003-2005 annualized growth rate. In addition, please disclose whether the board considered annualized growth rate in its fairness determination, both independently and as contrasted with the annualized growth rate of the company's peer group.

Annualized Return on Investment, page 30

17. Reference is made to "Annualized Return on Investment." Please give us the information used to calculate the 6.24% and 4.49% annualized return on investment that is used in this section.

Membership in a Family Group, page 44

18. Please disclose in greater detail how the directors identified the 70 largest family groups. If the method used was directors eyeballing names, and the directors local knowledge as to who is related to whom, that should be clearly explained. Also, please explain what was done with shareholders whose shares are held in street name or as objecting beneficial owners.

19. Please discuss the directors' confidence in their family group identification methodology. It is unclear to the staff how the board can determine family group status with any degree of certainty due to family group status extending to fifth cousins in the youngest generation.

20. Both here and in the summary, please discuss the apparent risk of the company misidentifying a holder as someone either belonging or not belonging to a family group and the impact of such misidentification. Disclose what steps can be taken to make a family group claim if it is later determined a misidentification occurred.

21. Please expand your disclosure to specifically explain how a holder can contest lack of membership in a family group and describe the type of evidence you will require to confirm a family group association.

Exchange of CBC Holding Company Stock Certificates – page 52

22. Please describe the "transfer restrictions" you reference in the first paragraph. Also consider the need to address the exchange of shares and these restrictions elsewhere in the filing as appropriate. For example, we find no reference in the summary to shareholders exchanging their shares or, at Effects of the Reorganization… on page 5, to these transfer restrictions. We also find no description of transfer restrictions at Description of Common Stock, page 60.

23. Please provide a legal analysis as to the requirement for registration of the new shares to be issued.

Pro Forma Condensed Consolidated Statements…, page 67

24. Please explain to us how you arrived at the ($174) figure.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Michael K. Pressman in the Office of Mergers and Acquisitions at 202-551-3345.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: James C. Wheeler
              Fax number 404-572-6999